SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF MARCH
                                      2003



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                              Form 20-F x     Form 40-F
                                       ---             ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes             No x
                                  ---             ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)


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       FEMSA Reports Progress Achieved in the Year 2002 During
                   Its Annual Shareholders Meeting;

               The Stockholders Approved the Payment of
                   a Dividend for 397 Million Pesos

    MONTERREY, Mexico--(BUSINESS WIRE)--March 11, 2003--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (BMV:FEMSA UBD) (BMV:FEMSA
UB) (NYSE:FMX), the Leader in Latin Beverages, held its annual General Ordinary Stockholders Meeting today, at which the shareholders approved the annual report presented by the Board of Directors, the consolidated financial statements for the year ended December 31, 2002, the declaration of the dividend corresponding to fiscal year 2002, and the composition of the Board of Directors for the year 2003.
    Jose Antonio Fernandez Carbajal, Chairman of the Board and Chief Executive of FEMSA, stated: "During the year 2002 we advanced firmly in the progress on our strategic goals, despite a challenging business climate, characterized by prolonged economic adversity, capital market volatility and heightened geopolitical risk. Indeed, the lean environment brought out the best in us. In 2002 we delivered positive operating and financial results. Our consolidated total revenues grew to Ps. 52,941 million (US$ 5.062 billion), an increase of 5.7% over last year in real peso terms. Our consolidated operating income rose to Ps. 9,491 million (US$ 907 million), up 11.2%. Our operating margin expanded 90 basis points to 17.9% of total revenues."
    The stockholders approved the payment of a dividend in the amount of 397 million pesos. The dividend will be paid on May 30, 2003, upon submittal of Coupon Number 1, as follows: 0.067 pesos for each Series B share and 0.08375 pesos for each Series D share. This corresponds to actual dividend payments of 0.402 pesos for each UBD Unit and 0.335 pesos for each UB Unit. Therefore, each ADS will receive a dividend payment of 4.02 pesos.
    In addition, stockholders approved 3,000 million pesos as the maximum amount that could potentially be used in stock repurchases, as per the current legislation.

    The Board of Directors was appointed as follows:


                         BOARD OF DIRECTORS
---------------------------------------------------------------------

                             SERIES "B"

                       DIRECTORS              ALTERNATE DIRECTORS
HONORARY LIFE  Eugenio Garza Laguera       Mariana Garza de Trevino
 CHAIRMAN
CHAIRMAN       Jose Antonio Fernandez      Federico Reyes Garcia
                Carbajal
               Juan Carlos Braniff Hierro  Paulina Garza de Marroquin
               Jose Calderon Ayala         Francisco Jose Calderon
                                            Rojas
               Consuelo Garza de Garza     Alfonso Garza Garza
               Max Michel Suberville       Max Michel Gonzalez
               Alberto Bailleres           Arturo Fernandez Perez
               Eduardo A. Elizondo         Juan Guichard Michel
               Ricardo Guajardo Touche     Eva Garza de Fernandez
               Alfredo Livas Cantu         Jose Gonzalez Ornelas
               Roberto Servitje Sendra     Alfredo Martinez Urdal
               Carlos Salguero             Eduardo Padilla Silva
               Barbara Garza de Braniff    Carlos Salazar Lomelin
               Jose Manuel Canal Hernando  Othon Paez Garza

                             SERIES "D"

                       DIRECTORS              ALTERNATE DIRECTORS
               Luis Tellez Kuenzler        Armando Garza Sada
               Alexis E. Rovzar de la      Lorenzo Garza Hinojosa
                Torre
               Helmut Paul                 Antonio Elosua Muguerza
               Lorenzo H. Zambrano         Francisco Garza Zambrano
               Robert E. Denham            Sergio Deschamps Ebergenyi

EXAMINERS:     Ernesto Gonzalez Davila     Ernesto Cruz Velasquez de
                                            Leon

SECRETARIES:   Alfredo Livas               Carlos E. Aldrete Ancira


    The assembly approved the appointment of the following persons as members of the support Committees for the Board of Directors:


                           AUDIT COMMITTEE
---------------------------------------------------------------------
PRESIDENT:                 Alexis E. Rovzar de la Torre
                           Jose Manuel Canal Hernando
                           Helmut Paul
                           Eduardo Elizondo
TECHNICAL SECRETARY:       Jose Gonzalez Ornelas

                EVALUATION AND COMPENSATION COMMITTEE
---------------------------------------------------------------------
PRESIDENT:                 Roberto Servitje Sendra
                           Max Michel Suberville
                           Lorenzo H. Zambrano
                           Arturo Fernandez Perez
                           Carlos Salguero
TECHNICAL SECRETARY:       Ricardo Gonzalez Sada

                   FINANCE AND PLANNING COMMITTEE
---------------------------------------------------------------------
PRESIDENT:                 Juan Carlos Braniff Hierro
                           Ricardo Guajardo Touche
                           Alfredo Livas Cantu
                           Luis Tellez Kuenzler
                           Robert E. Denham
TECHNICAL SECRETARY:       Federico Reyes Garcia

    This report may contain certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact the Company's actual performance.

    FEMSA is Latin America's largest beverage company in terms of sales. Founded in 1890 and headquartered in Monterrey, Mexico, FEMSA is strategically comprised of and operates by means of the following subsidiaries: FEMSA Cerveza, which produces, distributes and exports various brands of beer such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis and Bohemia; Coca-Cola FEMSA, the largest bottler for The Coca-Cola Co. in Mexico, which produces and distributes carbonated beverages such as Coca-Cola, Coca-Cola Light, Fanta, Sprite and Quatro; and the Strategic Businesses Division, which groups the packaging (FEMSA Empaques) and retail (FEMSA Comercio) operations, whose main objective is to offer strategic competitive advantages to the beverage subsidiaries.

    CONTACT: FEMSA S.A. de C.V., Monterrey
             Corporate Communications:
             Jaime Toussaint, 011/528-328-6150
             jtouelo@femsa.com.mx
             or
             Investor Relations:
             Juan Fonseca, 011/528-328-6245
             jffonser@femsa.com.mx

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                              By: /s/ Federico Reyes
                              ----------------------------
                              Federico Reyes
                              Executive Vice President of Planning and Finance


Date:  March 11, 2003

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